-------------------------------------------------------------------------------
-------------------------------------------------------------------------------




                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                 SCHEDULE 14D-1

                       TENDER OFFER STATEMENT PURSUANT TO
             SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 9)

                       TRANSITIONAL HOSPITALS CORPORATION
                            (NAME OF SUBJECT COMPANY)


                                  VENCOR, INC.
                              LV ACQUISITION CORP.
                                    (BIDDERS)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    893719104
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                                  JILL L. FORCE
                             SENIOR VICE PRESIDENT,
                          SECRETARY AND GENERAL COUNSEL
                                  VENCOR, INC.
                              3300 PROVIDIAN CENTER
                             400 WEST MARKET STREET
                           LOUISVILLE, KENTUCKY 40202
                                 (502) 596-7300


           (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)


                                    COPY TO:

                             JOSEPH B. FRUMKIN, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

         This Amendment No.9 (this "Amendment") is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by Vencor, Inc., a Delaware corporation ("Vencor"), and LV Acquisition Corp., a Delaware corporation (the "Purchaser"), on May 7, 1997 as previously amended (as amended, the "Schedule 14D-1") with respect to the shares of Common Stock, par value $1.00 per share, of Transitional Hospitals Corporation, a Nevada corporation (the "Company"), including the associated rights to purchase Series B Junior Participating Preferred Stock of the Company. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, including the Offer to Purchase (the "Offer to Purchase") attached as Exhibit (a)(1) thereto and the Supplement to the Offer to Purchase attached as Exhibit (a)(14) to Amendment No. 8 to the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

         The Expiration Date of the Offer which was scheduled for 12:00 midnight, New York City time on Wednesday, June 18, 1997 has been extended to 12:00 midnight, New York City time on Thursday, June 19, 1997, unless the Offer is further extended.

         In addition, on June 12, 1997, Vencor issued a press release announcing the extension of the Expiration Date, the delivery of the June 12 Letter and the termination of the waiting period under the HSR Act.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.    Description

(a)(22)        Press release issued by Vencor, dated June 12, 1997.

                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated:   June 13, 1997


                                     VENCOR, INC.

                                     By:/s/ W. Bruce Lunsford
                                        ---------------------------------------
                                        Name:  W. Bruce Lunsford
                                        Title: Chairman of the Board, President
                                               and  Chief Executive Officer



                                     LV ACQUISITION CORP.

                                     By:/s/ W. Bruce Lunsford
                                        ---------------------------------------
                                        Name:  W. Bruce Lunsford
                                        Title: Chairman of the Board, President
                                               and Chief Executive Officer